UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 333-256665

ABITS GROUP INC

Level 24, Lee Garden One, 33 Hysan Avenue

Causeway Bay

Hong Kong SAR, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Explanatory Note:

On October 15, 2024, Abits Group Inc (the “Company”) issued a press release announcing that its 2024 annual meeting of shareholders will be held on December 10, 2024, at 11:00 A.M., Hong Kong Time (10:00 P.M. Eastern Time, on December 9, 2024), at Level 24, 33 Hysan Avenue, Causeway Bay, Hong Kong SAR, China. Shareholders as of the record date, close of business on October 23, 2024 will be entitled to vote at the meeting.

Although the Company does not provide its shareholders with a right to put any proposals before its annual meetings, any shareholder may submit a proposal to the Company for consideration of inclusion in a proxy statement. The Company has determined that October 23, 2024 should be the deadline for receipt of proposals. Such proposals by mail should be delivered to: Abits Group Inc, Level 24, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong SAR, China, Attention: Corporate Secretary. Proposals by email should be sent to: yf@abitgrp.com.

The press release is attached as Exhibit 99.1 to this Current Report on Form 6-K.

Exhibit Index

Exhibit	Description

99.1	Press release dated October 15, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABITS GROUP INC

Date: October 15, 2024	By:	/s/ Deng Conglin
	Name:	Deng Conglin
	Title :	Chief Executive Officer